Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-210328

April 5, 2016

The Hanover Insurance Group, Inc.

Pricing Term Sheet

$375,000,000 4.500% Notes due 2026

Issuer:	The Hanover Insurance Group, Inc. (the “Issuer”)

Ratings*:	Baa3 (Moody’s) / BBB (S&P)

Principal Amount:	$375,000,000

Security Type:	Senior Notes

Public Offering Price:	99.767% of principal amount

Net Proceeds (before expenses):	$371,688,750

Trade Date:	April 5, 2016

Settlement Date:	April 8, 2016

Maturity Date:	April 15, 2026

Coupon:	4.500%

Benchmark Treasury:	1.625% due February 15, 2026

Spread to Benchmark Treasury:	280 basis points

Benchmark Treasury Price / Yield:	99-02 / 1.729%

Yield to Maturity:	4.529%

Interest Payment Dates:	Semi-annually on April 15 and October 15, commencing on October 15, 2016

Interest Record Dates:	April 1 and October 1

Optional Redemption:	At any time and from time to time prior to January 15, 2026, the Notes will be redeemable at the Issuer’s option, in whole or in part, at a redemption price equal to the greater of 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date and the “Make-Whole Redemption Amount” calculated as described in the preliminary prospectus supplement at the rate of T + 45 basis points.

At any time and from time to time on or after January 15, 2026, the Notes will be redeemable at the Issuer’s option, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC Lloyds Securities Inc.

Senior Co-Managers:	BMO Capital Markets ING Financial Markets LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Co-Managers:	BB&T Capital Markets Raymond James & Associates, Inc.

CUSIP:	410867AF2

ISIN:	US410867AF22

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR at the SEC website at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 212-834-4533, calling or e-mailing Lloyds Securities Inc., at 212-930-8956 or David.Keller@lbusa.com or calling or e-mailing Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or wfscustomerservice@wellsfargo.com.

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